INNOVIVA LETTERHEAD

November 1, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:                    Sharon M. Blume

Accounting Branch Chief

Office of Healthcare and Insurance

Re:                             Innoviva, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 24, 2016
Form 8-K dated July 28, 2016
Filed July 28, 2016
File No. 000-30319

Dear Ms. Blume and Messrs. Rosenberg and Peklenk:

On behalf of Innoviva, Inc. (the “Company” or “we”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated October 25, 2016 relating to the Company’s Form 10-K for Fiscal Year Ended December 31, 2015 filed on February 24, 2016 (the “10-K”) and Form 8-K dated July 28, 2016 filed July 28, 2016 (the “8-K”).

In this letter, we have recited the written comments from the Staff in italicized, bold type and have followed each comment with the Company’s response.

Form 10-K for the Year Ended December 31, 2015
Notes to Consolidated Financial Statements

1. Description of Operations and Summary of Significant Accounting Policies

Segment Reporting, page 59

1.                            Please refer to your response to our prior comment 1 and to your response to our prior comment 2 regarding your consideration for providing disaggregated disclosure of capitalized fees by country. The royalties you earn are the result of sales by GSK, your sole customer, and it appears that recovery of your capitalized fees depends on these sales. It is not clear to us why you believe disclosing royalties attributable to major geographic location with disclosure of the basis of that attribution would be misleading. On the contrary, it would appear such disclosure would be material and informative and within the requirements of ASC 280-10-50-40 and 50-41 and ASC 280-10-55-2. Further, given the nature of capitalized fees and that their recovery is dependent on sales by GSK for which you receive royalties, tell us why disclosure of capitalized fees by major geographic location for which the related royalties are received with disclosure as to the basis for such disclosure would not be meaningful and within the requirements of ASC 280-10-50-40 and 50-41 and ASC 280-1055-2.

RESPONSE TO COMMENT 1:

ASC 280-10-55-22 states: “In determining the revenues attributed to foreign countries, a public entity may allocate revenues from external customers to geographic areas in whatever way it chooses (for example, by selling location, customer location, or the location to which the product is transported, which may differ from the location of the customer), as long as that method is reasonable, consistently applied, and disclosed.” (emphasis added).  Innoviva does not have multiple customers in different geographic locations.  All of our revenues are derived from one customer, Glaxo Group Limited (“GSK”), as described in our filings with the Securities and Exchange Commission; including Note 3 to the financial statements in our Annual Report Form 10-K for the period ended December 31, 2015.  In response to the Staff’s request, we will add disclosure to our footnotes, prospectively, to clarify that GSK is located in the United Kingdom.

In response to the Staff’s request for the disclosure of capitalized fees by major geographic location, we will include additional disclosure in the footnotes to our financial statements, prospectively, consistent with the following example:

“Capitalized Fees Paid to a Related Party

We capitalize fees paid to licensors related to agreements for approved products or commercialized products. We capitalize these fees as capitalized fees paid to a related party (“Capitalized Fees”) and amortize these Capitalized Fees on a straight-line basis over their estimated useful lives upon the commercial launch of the product, which is expected to be shortly after regulatory approval of such product. The estimated useful lives of these Capitalized Fees are based on a country-by-country and product-by-product basis, as the later of the expiration or termination of the last patent right covering the compound in such product in such country and 15 years from first commercial sale of such product in such country, unless the agreement is terminated earlier. Capitalized fees paid to a related party, which consist of registrational and launch-related milestone fees paid to GSK, were as follows:

(In thousands)	September 30, 2016	December 31, 2015
United States	$120,000	$120,000
Europe	60,000	60,000
Japan	40,000	40,000
Gross carrying value	220,000	220,000
Accumulated amortization	(36,000)	(25,632)
Net carrying value	$184,000	$194,368

These milestone fees are being amortized over their estimated useful lives commencing upon the commercial launch of the product in their respective regions with the amortization expense recorded as a reduction in revenue from collaborative arrangements. As of September 30, 2016, the weighted average remaining amortization period is 13.4 years.

Additional information regarding these milestone fees is included in Note 3, “Collaborative Arrangements.” Amortization expense for the three and nine months ended September 30, 2016 and 2015 was $3.5 million and $10.4 million, respectively. As of September 30, 2016, the remaining estimated amortization expense is $3.5 million for 2016, $13.8 million for each of the years from 2017 to 2021, and an aggregate of $111.4 million thereafter.”

Form 8-K filed July 28, 2016
Exhibit 99.1

2.                            Please refer to your proposed revised disclosure in response to our prior comment 3. Tell us why use of your non-GAAP measures to assess “the ability of Innoviva’s assets to generate cash sufficient to pay interest costs and support its indebtedness” does not contradict your assertion that the measures are not intended to represent cash flow and do not represent a measure of liquidity or cash available for distribution.

RESPONSE TO COMMENT 2:

We acknowledge the Staff’s comments and have revised our disclosure regarding the Company’s use of non-GAAP financial measures included in its most recent earnings release (the “Release”), furnished as Exhibit 99.1 to our Form 8-K filed on October 27, 2016, to more clearly differentiate between the two non-GAAP measures referenced in the release. The revised disclosure provides that while adjusted EBITDA can be utilized as a measure of “the Company’s ability to generate cash to pay interest costs and support is indebtedness”, adjusted earnings per share “does not represent a measure of liquidity or cash available for distribution.”  The Company also clarified that the numerator used in calculating adjusted earnings per share is adjusted net income (loss), rather than adjusted EBITDA.  In addition, given adjusted EBITDA being deemed a liquidity measure, the Company has prominently added a cash flows summary to the financial statements included in the earnings release.

For your convenience, we have copied the revised non-GAAP disclosure and the cash flow summary which were included in the Release, below.

“Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with generally accepted accounting principles in the United States, or GAAP, Innoviva uses the non-GAAP financial measures of adjusted EBITDA and adjusted earnings per share. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance or financial position that either excludes or includes amounts that are not normally included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP. A reconciliation of these non-GAAP financial measures to the closest GAAP financial measure is presented in the accompanying financial table under the headings “Reconciliation of Non-GAAP Financial Measures to GAAP.”

Innoviva believes that the non-GAAP financial information provided in this release can assist investors, research analysts and others in understanding and assessing Innoviva’s on-going operations, financial performance and prospects for the future and provides an additional tool to use in comparing Innoviva’s financial results with other companies in Innoviva’s industry or with similar operating profiles, without regard to financing or capital structures. Adjusted EBITDA and adjusted earnings per share are used as supplemental financial operating measures by Innoviva’s management and frequently discussed with external users of its financial statements.

Adjusted EBITDA is determined by taking GAAP net income (loss) and adding back interest expense (income), taxes, stock-based compensation expense, depreciation expense and amortization of capitalized fees paid to a related party. Innoviva believes the non-GAAP measure of adjusted EBITDA is important as it measures the Company’s ability to generate cash to pay interest costs and support its indebtedness, and it is also used currently in the Company’s annual performance review process. Innoviva’s method of computing adjusted EBITDA may not be the same method used to compute similar measures reported by other companies.

Adjusted earnings per share is determined by taking Adjusted net income (loss) and dividing the total by the fully diluted number of shares outstanding used to calculate the GAAP diluted EPS. Adjusted net income (loss) is determined by taking GAAP net income (loss) and adding back stock-based compensation expense, depreciation expense and amortization of capitalized fees paid to a related party, Innoviva believes the non-GAAP measure of adjusted earnings per share provides useful information about the Company’s core operating performance, and enhances the overall understanding of the Company’s past financial performance and its prospects for the future. Innoviva’s method of computing adjusted earnings per share may not be the same method used to compute similar measures reported by other companies.

Adjusted EBITDA, adjusted net income (loss) and adjusted earnings per share should not be considered in isolation or as a substitute to net income/loss, income/loss from operations, cash flows from operating activities, earnings per share or any other measure of financial performance presented in accordance with GAAP. Adjusted earnings per share is not intended to represent cash flow per share and does not represent a measure of liquidity or cash available for distribution. The principal limitation of these non-GAAP financial measures is that it excludes significant elements that are required by GAAP to be recorded in Innoviva’s consolidated financial statements. In addition, it is subject to inherent limitations as it reflects the exercise of judgments by management in determining these non-GAAP financial measures. In order to compensate for these limitations, management of Innoviva presents its non-GAAP financial measures in connection with its GAAP results. Investors are encouraged to review the reconciliation of Innoviva’s non-GAAP financial measures to their most directly comparable GAAP financial measure.”

INNOVIVA, INC.
Cash Flows Summary
(in thousands)

	Nine Months Ended September 30,
	2016	2015
	(unaudited)
Net cash provided by operating activities	$39,898	$3,214
Net cash provided by (used in) investing activities	(27,900)	59,880
Net cash used in financing activities	(77,984)	(81,148)

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Please do not hesitate to contact me at (650) 238-9612 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Eric d’Esparbes
Eric d’Esparbes
Senior Vice President & Chief Financial Officer
Innoviva, Inc.

cc:	Michael Aguiar, Innoviva, Inc.
Daniel Coleman, Ernst & Young LLP
Keith Scherer, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP